Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.: 132-02838)

Date: March 19, 2021

The following is a transcript of an interview given by the chief executive officer of Finance of America Equity Capital LLC in connection with its proposed transaction with Replay Acquisition Corp.

Bram de Haas: Welcome to another episode of the Special Situation Report. Today, I've got a very special guest. Welcome Patti Cook. She's the CEO of Finance of America and soon to go public. Welcome.

Patti Cook: Yeah, thank you, Bram. Great to be here.

Bram de Haas: No, thanks for coming on. I'm very excited to be able to ask you some questions. Maybe the best thing is if you could tell us about your background and your career before you became CEO of Finance for America. IT is always interesting for people to get an idea of what you've been working on.

Patti Cook: I've gotta be careful to summarize it because it's a 40 year career so it's been a long time and it wasn't, I'll say it wasn't a straight shot. In college, I was an education major, so I got out of school. I taught for a short period of time and I wanted to do something else. So I went to my parents and I said, ‘I want to get an MBA,’ and they're like, ‘really? OK.’ This was 1977, so I did. I went to NYU and when I got out, women MBAs were in very short supply. So the job market was fantastic. I was lucky enough to get hired at Salomon Brothers in 1979 and I spent 12 years there and it was fascinating. If you go back and look at that decade of innovation in the fixed income markets, it was spectacular and it really continued through the 90s into the early 2000s. If you think about it, when I was at Salomon, there really wasn't a mortgage backed securities market. It was brand new and mortgage rates were at 16%. So it's just interesting to look at the beginning and look at where we are today and during that time period, what I've witnessed in terms of innovation and the reduction in rates is pretty spectacular. My last job at Salomon Brothers was, I was their fixed income strategist and I then got hired by a customer of theirs to manage a mortgage portfolio. That was Fischer Francis Trees & Watts. I went in as a partner for portfolio management. From there, I was recruited to Prudential to be their chief investment officer and from there, I was recruited to JP Morgan to run their fixed income asset management business. The pivot from asset management into I'd say more business management happened at Freddie Mac because my first job at Freddie Mac was to manage the retained portfolio which was an investment job. But quickly, they added for me…I managed the single-family business, the multifamily business and that's really where I got more into the operation of things. Post conservatorships, Brian Libman, who's the founder of Finance America, recruited me to launch a company called Green Tree, which was in the specialty servicing business. I stayed there for several years and then Brian recruited me to Finance for America in March of 2016 and I have to tell you, I feel so privileged, right, to sit in this seat that I'm in today and have this opportunity at what is the end of my career, right? I'm 40. At some point I have to retire and this is just been an amazing experience. I'm very excited about the future. And last thing I'd say about all of that is during that time period, I had three children and it was a bit of a joke at Salomon Brothers that I was the woman that had the most maternity leaves of anybody that had ever worked there. So that was kind of fun too.

Bram de Haas: Yeah, the that's funny. But so Salomon brothers for maybe younger listeners, it was maybe the Goldman Sachs of today.

Patti Cook: Oh, definitely. They were the rock and roller of fixed income and the great thing about Salomon when you look at it is the people they hired were from all walks of life, right? They just hired an aggressive, ambitious, relatively young group and we were at the top of the heap. And a lot of that was because you think of Salomon Brothers as primarily fixed income and it was just a heyday of innovations. They were later, ultimately Salomon Brothers was bought by Citibank.

Bram de Haas: Alright, OK. And I think yeah, I sometimes…I wasn't investing at that time but really the investment you know history, and then like at Goldman Sachs, they would hire people by playing bridge or poker against him. The industry changed, I think.

Patti Cook: It certainly did. I mean we used to play a game around money supply, right, and what money supply was going to come out because that was the big monetary benchmark that everybody was looking at.

Bram de Haas: Sounds really nerdy.

Patti Cook: And then we would play cards like Poker with a dollar bill based on the numbers that were dealt. So there was a culture of risk taking.

Bram de Haas: Right, and that's also really like to Michael Lewis, I think…

Patti Cook: Yeah, absolutely. He was there when I was there.

Bram de Haas: OK, cool.

Patti Cook: I actually worked - - he referred to a guy in his book called John Meriwether, who was my boss for a period of time at Salomon Brothers.

Bram de Haas: OK, cool. You had some amazing investment jobs there. And I think fixed income, I think that was like the cool thing in in those times to like equities now are roaring.

Patti Cook: Right, right exactly.

Bram de Haas: Yeah.

Patti Cook: Fixed income was the market to be in. And if you think about it, we, the first securitization outside of MBSs was CMOs which turned into REMICs. And if you look at the innovation in interest rate swaps, I remember when they were designed, right? It was probably, I don't know, the mid-80s? So the innovation created so much opportunity both for investors and Wall Street.

Bram de Haas: Yeah, and so I'm sorry if I, if it gets too personal, just tell me so.

Patti Cook: No go ahead.

Bram de Haas: But because you made that joke about your maternity leave, but was it like a hard, like a hard time to be a woman and that make your career or…

Patti Cook: You know a lot of people ask me that, Bram, and I've got to be honest. I don't think, I didn't for one minute feel that I was being quote discriminated against. Like I really thought, you know, you come into work every day and you do a great job and you're going to get noticed and you're going to get rewarded. So I didn't see and still don't see any sort of, you know, you'll call it a glass ceiling for women. Like obviously no, here I am, right? It's kind of amazing. So I, no, I didn't feel isolated or ostracized in any way being a woman, nor did I feel if hampered my opportunity.

Bram de Haas: Alright, that’s great to hear and maybe it helps that you were in business with a profit and loss and then, you know, I'm sure, you know, that gives certain objectivity, yeah?

Patti Cook: No, that's a great point because you did live and die by European L in your results. You were held accountable for them.

Bram de Haas: Yeah, nobody's going to fire somebody that is a real rainmaker I guess we’ll say. So and then when you switch to like more of an operational role, is something you aspired to or was it sort of how things went?

Patti Cook: You know the interesting thing, and I love to mentor young professionals because if somebody were to have told me in 1980 that I would end up as the CEO of a public lending company, like I wouldn't have seen that path. So some of it is you take advantage of the opportunities as they are presented to you, and then, I think, in the process you learn a lot about what you're good at. So what I learned at Freddie Mac is I loved operations. I loved creating teams. I love making them more efficient. I love trying to figure out how to be best at it. So coming to Finance of America, I love being able to leverage my, call it my quantitative or my capital market skills, but I absolutely love running a business.

Bram de Haas: Al, and what are like the key differences between the time that you were a Chief Investment Officer?

Patti Cook: I'd say when you get to be a CEO, it's the culture of the company. It's the people. How do you create an environment that brings out the best in people? Because at the end of the day, that is what determines your success. So, and I love that. I love people. I love mentoring and I've loved watching us. At Finance America, we were, we were designed from a clean sheet of paper. There was nothing there. We bought companies and we integrated them and how you do that and how you build a culture was challenging but exciting and I'm, you know, today very proud of where we are.

Bram de Haas: And when you got there in 2016, right, there was, it was already a decently large organization.

Patti Cook: Well, it was, but there's actually a chart in one of our investment decks that shows the acquisitions we make. So, I'd say, from the formation of the company in 2013 through 2015, we were acquiring companies. When I came on the scene, the goal was, OK, you've got to make this an efficient working machine. This can't be a collection of 15 companies that are operating on their own. We had to merge them together and that really took from, I'd say, 2016 through 2018 to really get that right. It was simple things. If you buy a couple mortgage companies, they each have their loan origination system. Well, we bought four mortgage companies. You can’t have four loan origination systems. You have to have one, so that migration of the infrastructure and the cost that we had to take out to make us a well-run company occupied our time during that time period and I think. I'm sure as we go through this interview, you'll see that where we are today, right, and what we're looking to do in the future is very different than what we were doing up until, I'd say, 2019.

Bram de Haas: But I'm really interested in learning more about your M&A strategy and an acquisition you did. Maybe if we can take one-step back and can you explain what Finance of America does because it is maybe a slightly alternative finance company.

Patti Cook: It is, yes. So if you go back and you look at the management team, many of us spent the better part of our career in mortgages and mortgages can be a pretty volatile asset class, right? Historically, it was a little bit boom and bust, right? You have years of huge volume, years of low volume, and while we love mortgages as a business, we wanted to form a consumer lending company that could stand the test of time, that would be there in good cycles and bad and still be able to grow earnings. So we set out to build a company that would grow cycle resistant earnings. So when we looked at our…and that's different. If I can just pause for a second. If somebody was going to compare us to a mortgage only lender, you're going to see a very different platform, right? Rocket is a great company. They have great technology and they have a great brand, but that's all they do. They do mortgages. So when we were creating Finance of America, we wanted to build a company that was diversified and differentiated. So when you look at the acquisitions we made, that guiding principle told us to diversify. So we are a consumer lending company. We have three big products that we lend. Your traditional mortgage, 30 year fixed rate, floating, mortgage for a residential property. We have something called a reverse mortgage, which is aimed at the population 62 and over, and then we have something we refer to as commercial. But what we're really doing there is lending to those that want to invest in single family or, you know, four person dwelling kind of homes either fix and flip them or term finance them. So at the very beginning, the acquisitions were driven by creating a company that would have those three lending segments because they're diversified. They all don't go up and down at the same time.

Bram de Haas: Yeah, and then like Rocket is, I think your competitor with maybe the sexiest reputation in terms of online only and like a little bit of adventure thing. But you have like a diversified distribution structure as well, and then, yeah, it's also pretty complex for an outsider, could you maybe explain how it meshes together?

Patti Cook: Oh, I'd love to explore that. Yes, so you're right. Rocket is all about the digital platform and they're looking to get their leads digitally, right? You have a big brand. They go to the website, they find Rocket, they do a mortgage. Alright, we go to the market three different ways, OK? One is we have a small digital platform. Similar to Rocket’s, but it's small. We have a...

Bram de Haas: So all your products…

Patti Cook: So I'll get to that in a minute. Let's come back because that's another interesting part, but let's look at the distribution channels first. OK, then we have a broker channel. So we've got like 1,200 active brokers and that business compares to UWM, which is another mortgage originator. They've recently gone public and all they do is get their leads from brokers. For us, the differentiator and the icing on the cake is that we have distributed retail. That means we have branches all over the country, branded Finance of America with our own loan officers sitting in those branches. They get leads from their local realtor, OK? Now to put this in perspective, let me give you a couple statistics. First of all, 90% of the people in the United States that buy a home still use a realtor. And the realtor and the borrower want nothing more than to make sure they get a mortgage and then it closes on time. So as our Los develop that relationship with that broker or with that realtor and also with the customer, it is then a tremendous purchase business for us. So today, OK, the market is probably 65% refi, 35% purchase. In January of 2019, our platform was 65% purchase, 35% refi. So as we go into this market and everybody is wringing their hands over rates are rising, refis are going to go down, what's going to happen, I'm not saying will be unaffected by it, but our platform was built to be in a better position to withstand it.

Bram de Haas: Alright, well, we'll have to see if rates rise. That’s really interesting.

Patti Cook: So we can do both. Like I love the fact that we've got purchase and we've got refi.

Bram de Haas: OK, and then can you maybe tell me a little bit more about what the refinance market looks like? Is it more or less profitable like an initial deal?

Patti Cook: Not really, I mean there both…refis are very profitable. Sometimes the rate might be a little bit lower for a refi, but the cost of doing the refi is a little lower, so I don't really look at it differentiation between the profitability of one versus the other.

Bram de Haas: Yeah, and there can be real painful if you hold a lot of mortgages, if I’m not mistaken, but I'm not a market expert at all, but you're not holding a lot, right?

Patti Cook: No, so we talk about being in the moving business and not the storage business, and what that means is we're originating loans to sell them, right? We are not…and one of the things that I haven't mentioned is that, in addition to the three lending segments – forward, reverse and commercial – we have another segment which is called portfolio management and what they do is anything that we're not selling to the agencies – Freddie, Fannie, Ginnie – they're selling to private investors. So our proprietary products, the new things that we're launching, they're distributing either through securitizations or to end investors. We are not balance sheet heavy. We are not retaining loans.

Bram de Haas: And yeah, maybe there's a little bit of an obvious question, but is why are the big players not taking it? Is it too risky for them or?

Patti Cook: You know, I think everybody…you know, you look at the people where it's selling the loans to, OK? Well who are they? They could be large pension funds, sovereign wealth funds, hedge funds whose business is to own those assets. That's not our business, right? We’re an originator. We want to originate loans and sell them, but there were plenty of I mean, there's so much capital in the market today, and there's a dearth of opportunity. So one of the things we love about our platform is we've got this great distribution on the front end, so we know what people want, and we have great distribution on the back end 100 private investors. So we can create product that meets both. We launched a fabulous product in reverse called Home Safe, which is a jumbo reverse product that is best in class and most other lenders do not have that back end capital markets that we do. It's been a hallmark of ours is innovation of, you know, organic products.

Bram de Haas: Does that help you to like keep growing because you quote rate is pretty high across your competitors?

Patti Cook It definitely does. It definitely helps us grow.

Bram de Haas: Because you can get it at lower and you can take on and originate new loans. OK, that's interesting. And then, you can, you said brokers were one of your distributors. I'm not exactly sure what a broker is like in this.

Patti Cook: A broker is his own operator, right? Basically, he's not tied to a lender. So he's out there drumming up business. He then takes his loan to a lender to actually make the loan. So he's almost like a free agent. Our LOs, if you think about that branch network, and I said we had 1,000 LOs or 1,200 LOs, they are, they work for Finance of America only. A broker could find a borrower and he could take that loan to anybody. He could bring it to us. He or she could bring it to UWM, so there's sort of a free agent.

Bram de Haas: And does that help you to like, keep growing, because you have a growth rate is pretty high across your competitors?

Patti Cook: It definitely does.

Bram de Haas: OK.

Patti Cook: It definitely helps us grow.

Bram de Haas: Because you can get it out of the door and then you can take on new, originate new loans.

Patti Cook: Right.

Bram de Haas: OK, that's, that's, that’s interesting. And then you said brokers are one of your distributors? I'm not exactly sure what a broker is, like, in this.

Patti Cook: Sure.

Bram de Haas: OK.

Patti Cook: A broker is his own operator, right? Basically, he's not tied to a lender, so he's out there drumming up business. He then takes his loan to a lender to actually make the loan, so he's almost like a free agent. Our LOs, if you think about that branch network and I said we had 1,000 LOs or 1,200 LOs, they are, they work for Finance of America only. A broker could find a borrower and he could take that loan to anybody. He could bring it to us, he or she could bring it to UWM, so they’re sort of a free agent.

Bram de Haas: Alright. And then um, maybe the next thing to break out is how your products are distributed across your organization.

Patti Cook: Yeah.

Bram de Haas: And maybe if we could spend a little bit of time on a reverse mortgage because I think that's a real interesting, it's kind of a new product, that's really suitable for these times.

Patti Cook: It is.

Bram de Haas: And it’s, I mean, you've got great growth numbers in that product, and I think that makes a lot of sense.

Patti Cook: So in terms of the distribution, all of our products are distributed through all of our channels, and that's another great advantage. So, and I'm going to give you an example and tie it back to reverse, so, um, if you look at our, well first let me explain what a reverse is, and then I'll connect the distribution dots if that's OK. Alright, so our reverse product is aimed for the population, basically 62 or over. So it's baby boomers like myself who many of which have not saved enough for retirement. And yet they want to age in place and stay in their home. If you look at their balance sheet, a huge percent of their wealth is tied up in their home. So what a reverse mortgage does is it essentially allows them to monetize the equity in their home. So when you do a reverse mortgage, depending on your age and depending on the LTV of a mortgage, we will allow you to draw. It's like, it's similar in a way to a home equity loan, but you never make a payment. And then at the end, you know, when you either are moving or someone passes away, you know, you pay off the bank and anything left goes back to the owner. So, and rates are low, so you're borrowing that money at a great rate. I mean, it is really a great product. It got off to a bad start. Initially, reverse mortgages were a, only a HECM product by Ginnie Mae, and there were, the product was poorly designed and it got a bad rap.

Bram de Haas: I'm sorry, you called it a, a HECM product?

Patti Cook: A HECM, a home equity cash mortgage.

Bram de Haas: OK, so it was a -

Patti Cook: An acronym for Ginnie Mae's product. And it was poorly constructed, and it got kind of a bad name. Coming out of the crisis, Ginnie Mae in 2015 restructured that product in a way that was much more consumer friendly. So I'll give you an example. Stanford had something called the Center for Longevity and they are now writing papers that are positive about reverse, and the tool that it can be for people in retirement,

Bram de Haas: Right.

Patti Cook: The thing that we love about it is if you look at something like the UK, something like 25% of their population over 62 have a reverse mortgage. In ours, it's timing, it's maybe a couple percent, so we think over time the adoption of the product will grow. And you can see how that's got nothing to do with mortgages who are very much tied to rates. The reverse isn't tied to rates.

Bram de Haas: Right. And um, is that product risky in a different sense? That maybe like a strange set of homes that you're taking over as an asset? Or is it?

Patti Cook: No, not really. I mean, it's the same. It's the same borrowers that, so here's where I was going to go with the distribution and the cross-sell - it's the same borrowers that have a mortgage. So we looked at all of the people that we did for many years in our mortgage business. So let's go back to those LOs for a second and just dumbing it down, look at all the people that they did a mortgage with. We looked at the population and said how many of them are 62 or over, because then we're going to analyze the mortgage they have relative to what might be available in reverse, and we're going to go back to them and point out that opportunity. So there is a great example of the power of the platform to allow us to distribute reverse in what has traditionally been like a straightforward mortgage business.

Bram de Haas: Right, and you also mentioned that like you said, Stanford is now positive after the products are structured in a different way.

Patti Cook: Yeah, The Center for Longevity, they’ve written some papers that are quite attractive.

Bram de Haas: All right, and because there's, there's a little bit of headline risk if you're kicking out…

Patti Cook: Oh, it's terrible. I mean we do, so our motto is customers first, last and always. And I will tell you, I don't, if you look at our statistics, particularly in our proprietary product, like, we're not pushing people out of homes, we're finding a way to renegotiate. We're finding a way to keep them there, 'cause the headlines are, not only are they devastating, we don't want to do that, so we want to be active with them and trying to find ways to restructure, sell the property over a reasonable period of time. We're certainly not putting people out on the pavement.

Bram de Haas: Right, yeah, so that's, that's great. Um, let's see. So we were briefly out of it but now we're back. Patti I wanted to still know more about your M&A strategy because the company has done like 15 deals I think since 2013.

Patti Cook: Yup, yup.

Bram de Haas: Were you around for all of those or many of those?

Patti Cook: I was around for many.

Bram de Haas: OK.

Patti Cook: And integrating the big ones, and we're still doing some. So it's a big part of what I, it's a big part of what I do.

Bram de Haas: And now big ones, does that mean that they were like, equally sized to your existing operation, or like half the size, or…

Patti Cook: So remember, we started at zero.

Bram de Haas: Uh huh.

Patti Cook: Right, so there was nothing.

Bram de Haas: Mmhm.

Patti Cook: I would say our two biggest acquisitions would be in the mortgage business, we bought a large originator on the West Coast and a large originator on the East Coast. So, and we also made a fairly large acquisition in the fix and flip, and investor-owned property.

Bram de Haas: Alright.

Patti Cook: Excuse me. Here's what I'd say about it going forward. I mean, we just announced, it was yesterday, that we bought a small company called Renovate America. We were the stalking horse bid for it in bankruptcy. And that company does home improvement loans, which we are so excited about. 'Cause think about how complementary that is to our existing business. Right, so if we've done a mortgage, right, and somebody wants to rehab their home, right, they know to come back to us. We can now offer them a product. If somebody is selling their home. We call it fluff and buff, and they want to fix it up, we now have a product we can offer them. So you will see Finance of America continue to do strategic acquisitions.

Things that complement - excuse me - things that complement what we have today, and further this strategic objective of generating cycle resistant earnings. So the more diversified we can be, right, the better. So we're not, we’ll never be done with acquisitions. We're going to grow organically, but we are also going to grow in a disciplined way through appropriate acquisitions.

Bram de Haas: Right and um, you were talking about the, that’s one of the things you really liked about the executive side, it was um, like, the people work and building the culture.

Patti Cook: Mmhm.

Um, that is a really hard thing with M&A and it's record is mixed at best across all companies. I think in finance, it could be especially hard, um, like, the, the cultures can be very different.

Patti Cook: They can.

Bram de Haas: You've been at Salomon Brothers, uh, I mean…

Patti Cook: Yup. No, you're right. It's hard, and I think it was harder at first. Like, I don't think it's as hard now because we're more established. Now we have a culture of our own, but when you were doing those first acquisitions, you didn't. Right, by definition we were a handful of people starting a company. Now we had a view of what we wanted our culture to be, and that was our sort of guiding principle. Customers first, last and always, and we want to grow cycle resistant earnings. So we had, in our head, a culture, but making it real and bringing those disparate companies together was hard. You can imagine though that by the 15th we were a whole lot better at it than we were when we did the 5th.

Bram de Haas: Right, OK.

Patti Cook: And I think we've built a platform, right, from an infrastructure platform. We now know how to onboard people, right, and the decisions you have to make right up front about your data center, the kind of computer they have, the network in the office. So we, there was a, I'm sure a learning curve for all of us, but at this point we've got a great playbook on how to acquire and integrate.

Bram de Haas: And um, because I, it looks to me from you know, a cursory review of your, of the track record, that you're pretty opportunistic or smart about acquisitions?

Patti Cook: We think so.

Bram de Haas: OK, um, but maybe that is a little bit of a conflict, like screening very hard for like a matching culture, um, so, how do you think about that, or how do you manage that?

Patti Cook: I mean, we can tell upfront. We view our acquisitions as partnerships, right, and if we don't see eye to eye up front, if we're not aligned on the vision and what we want to do, then we're not going to acquire, so it's as much about the people and our ability to work with them and their desire to work with us.

Bram de Haas: Mmhm.

Patti Cook: Right, so we won't go down a path if we don't think they can be brought on to our platform and culture in a way that's constructive for everybody.

Bram de Haas: And then you're um, yeah, I'm real interested in your customer first strategy.

Patti Cook: Mmhm.

Bram de Haas: I think you know, it's a strategy that's been around, but um, it's lately exemplified by Amazon maybe? Most made a religion out of it. Um, yeah, I think a lot of people love it, but what does it mean, like, for you in the finance business because people don't really love, like, mortgages, you just want to…

Patti Cook: Ahh, that’s - right, you don’t dream about a mortgage. But you do dream about a new house, or a second home.

Bram de Haas: For sure, yeah, sure, yeah.

Patti Cook: So the way we think about it, we did a survey in 2016, was a consumer survey. This was actually targeted at Millennials, and we asked them what they wanted in a mortgage advisor and what came back was really interesting. Everybody says, oh, they want technology, they want technology. Yeah, they expect technology. They expect that the mortgage process is going to be easy. It's table stakes. If you can't do that, don't even bother trying to get the Millennial. But for everybody that has good technology, they said two things, and they said it over and over again. They wanted a trusted advisor, and they wanted a human touch, and we are committed to delivering that. I'm incredibly proud. We have a, people track like their Net Promoter Score. Right, after you do a mortgage, go back, you survey everybody and you get feedback. And our Net Promoter Score is above 90. Like right now, it's about 97. We, we live, we live what we say. So it's all about service. It's all about how many of our borrowers did their first mortgage with us and came back and did their second, without us even soliciting them. So we look at customer complaints and the customer from our perspective, honestly, is always right. You're not going to argue with the customer if they think something went wrong in the process, we're not going to debate it with them, we're going to fix it. So we live it. It's a hallmark and we reward our employees when we see people that go above and beyond.

Bram de Haas: And uh, well, I'm in the, you know financial industry. Uh, I tried to be customer friendly too, but it uh, is sometimes really hard to do so with the regulation that's coming at you, and you also experience it as a customer, that sometimes I get treatment that I think this, this is impossible. But I know why it's happening. Uh, yeah, how do you balance that, or um, is that a conflict or problem at all, or…

Patti Cook: I think the process is gotten, I think the process has gotten a lot easier despite, I mean there is a lot of red tape when you're getting a mortgage. There's disclosure and that was all instituted by the CFPB to protect borrowers. From our perspective, over time much of that is being automated, so you know, getting your documents to us, uploading the things that you need to do, us getting back to you the things you need to sign. Much of the process is becoming digital. It's a lot easier to do than it was, and a lot of it is mobile-enabled. So I think the process today is, is easier and it's getting easier. I mean, we're even looking at, you know, the whole getting something notarized, right, in the U.S. and how we make that an easier process. The whole industry is looking at it, so yes, mortgages are complicated, they’re heavily regulated, but I think the process is easier today than it was 10 years ago for sure.

Bram de Haas: Right. And then um, well, you were made, you're making all these acquisitions, you have a great strategy. But then you have to bring in the tech infrastructure to your new company, so maybe it's uh, a little bit of a, you know, state-of-the-art, but how, yeah, how does that work, and does it work?

Patti Cook: So it does work, but I think I'd go back. It works because we learned, right, I'm not sure if you go back and look at our early acquisitions that we made some of the best decisions. But now with maturity and a more advanced infrastructure it is easier for us to do.

Bram de Haas: Alright.

Patti Cook: And we pride ourselves. We call our shared services group BXO, which stands for Business Excellence, and that group is incredibly important. Because for all the innovation, for all the acquisitions we're doing to your point Bram, if you don't put that on a good platform, it's not going to work well. You have to be efficient and it has to be cost-effective, which we are.

Bram de Haas: Yeah, alright, and uh, well you've got a wide range of products. What, what are like, some of your favorite lines of business that you think you're going to do great on or that are really the future of Finance of America?

Patti Cook: Yeah, I mean I love them all but one we didn't talk about is we have a subsidiary called InCenter. And InCenter is not a lending company, it is a fee-for-service company. What do I mean? We own a title company and we own an appraisal company. That has two benefits. The title company is called Boston National Title. They're doing title for the top ten financial institutions in the country, as well as doing –

Bram de Haas: And that sort of means to administer who owns something, right?

Patti Cook: Yeah, you're, every time you get a mortgage, you get a verified title. So there are companies that will do that for you and that's what BNT does. But for purposes of this discussion, what's interesting is within InCenter, 75 percent of their revenue comes from third parties. 25 percent of their revenue comes from our own lending businesses. So if you think about it in our mortgage business or in our commercial business, if we need title we can use BNT and we keep that fee within the ecosystem. But what's even more powerful is this is a business that's got nothing to do with lending really, so all their revenue is additive. So go back to the idea of being cycle resistant, the ups and downs of the mortgage market. This is a separate business, fee-for-service, and it allows us to generate more revenue per loan than our competitors that don't have that business, and it's uncorrelated.

Bram de Haas: Wow so…

Patti Cook: And that's growing pretty rapidly.

Bram de Haas: Yeah and if I'm, um, if I'm not mistaken that is a great business, or, a few publicly traded competitors um…

Patti Cook: Whoops, you broke up.

Bram de Haas: I think, it is, as is very geographic, geographical or maybe hard to scale? Uh, do you think it will scale with your organization?

Patti Cook: Oh, BN, you mean B, you mean InCenter or the organization?

Bram de Haas: No the titles, I meant the titling specifically.

Patti Cook: Oh titles. BNT is all over the country. BNT is huge.

Bram de Haas: Right OK, because the rules are like, different in every state - is that a true statement, or…

Patti Cook: Actually, I'm not going to be –

Bram de Haas: OK…

Patti Cook: The expert on getting into the nitty gritty.

Bram de Haas: OK…

Patti Cook: But I, how variable it is by state, but I would say this - we are a national title company for sure.

Bram de Haas: Alright, OK, that's uh, I’m, I’m going to learn more about this.

Patti Cook: So when you look at the - when you look at the five businesses though, right, I mean this is the thing I want people to understand. Because if someone’s going to look at Finance of America and compare us to another lender, what I want them to remember is there are five business segments. You got a mortgage company, you got a reverse company, you got a commercial lending company, you've got portfolio management and you have InCenter, fee-for-service. And that collection, and now we're adding home improvement loans. Right, so you’re going to continue to see us build this differentiated and diversified lending business, and that’s what makes us different. You know what’s hard about it, you know, who are our comps? So if you have people listening to this call, and they’re going to go, say “oh, I’ll take a look at Finance of America, who am I going to compare them to?” It’s kind of hard. You probably start by looking at other mortgage lenders, and that’s probably a healthy exercise because it will highlight why we’re different.

Bram de Haas: Yeah, yeah, that's I don't know.

Patti Cook: And I think right now, our valuation doesn't reflect it, right? If you look at the valuation we are today, we're small, you know, in the big scheme of things, you know, two billion market cap company. The multiple to 2021 earnings is low, like it's in the fours, and I think it's because the story needs to get told and as people watch us quarter over quarter, we expect that to improve

Bram de Haas: Is that why you’re only like coming public with like a small slice of the company?

Patti Cook: Yeah, I mean the management team is in for a meaningful amount and also participated in the PIPE. So we believe in the company, we love that story. But the reason you want to go public is so that we're confident we have the access to capital in the equity markets and the access to debt, right, in the debt markets to fuel the growth that, you know, we see that may be available for us. The interesting thing is we generate a fair amount of cash, pretty much 80% of our earnings are cash, but nonetheless the flexibility of being a public company is significant.

Bram de Haas: Right? Because I think you wanted to retain like or not…that's not putting it right, but you thought you needed like 20% of that operating cash to grow, right, to fuel the organic growth?

Patti Cook: Yeah, actually right. So, and if you look at it, there's a lot leftover to be able to do acquisitions. But having said that, right, that's today. We pride ourselves on being a positive cash generator, but the access to the capital markets is still important and it's interesting. At the beginning of…at the end 2019, we thought we were ready to go public. So we were going down this path anyway. We picked SPAC really for the particular SPAC that approached us because the sponsors, their pedigree is unmatched, and we thought that endorsement was accretive to Finance of America.

Bram de Haas: Right, yeah it is. And there also, they structured their promote with milestones, which it is not typical. So together with the management buying in and think your major shareholder is…

Patti Cook: Blackstone.

Bram de Haas: Blackstone, right, and they're keeping most of their investment like…

Patti Cook: Yeah, between Blackstone and management, we're retaining 70% of the company so Blackstone still has a meaningful stake, as does the management team, and Blackstone has been just a terrific partner.

Bram de Haas: Right, and they’ve been with the company for a long time?

Patti Cook: The beginning. It was Brian Libman, whose our founder and now chairman of the board and Blackstone that were responsible for the funding in the very beginning.

Bram de Haas: Right, they wanted this opportunity in alternative lending where private equity has been really busy….

Patti Cook: Yeah, very.

Bram de Haas: For last decade.

Patti Cook: But the thing I love about it, like, they started with a clean sheet of paper, right? It was an idea. It was a vision. And that's what's so exciting about it is that we got to this point in a relatively short period of time. And now we're so well positioned to grow from here. So, I think I said this in the beginning, you know, I love where we've come, it's been an exciting journey, but when I look at what we can do now, it's almost like the fun is really starting, right? We have a solid, we have a great business and now to be able to grow that and take it to the next level is just wonderful.

Bram de Haas: And then maybe I wanna ask about one of those common businesses. Commercial, your commercial business and it's growing 8%?

Patti Cook: It looks like your computer froze. Can you start over? You froze there for me for a second.

Bram de Haas: Sure. I'll pause a little bit. Yeah, now it seems to be clearing up. I was just asking you your commercial arm is growing at 8% just like a good segment for you. That’s a lot...

Patti Cook: Actually, can we pause there for a second? So the commercial segment this year is interesting because when COVID hit in March, we made a couple of strategic decisions quickly. One was we were uncertain about the economic environment and therefore uncertain about the credit of commercial and we pulled back. We stopped originating for a few months. At the same time, we pivoted some resources to mortgage because we knew this was turning into a once in a lifetime opportunity and we also decided at that point to retain something called MSR. But if you go back to commercial, we relaunched that product in July and if you look at our ‘21 and our ‘22 forecast, we’re just getting commercial back up to where they were on a run rate basis prior to COVID. So the earnings for this year relative to last year look off and therefore the growth not there because of the pause due to COVID, but it is regrouping already.

Bram de Haas: Wow. You don't sound worried at all about the economy that may causing like a lasting impact. You think the administration will do enough to get economy through?

Patti Cook: Yeah I do. I mean, I think the economic outlook is, you know, with all this stimulus the Fed and the government are providing is likely going to be pretty strong and I think the fundamentals for housing remain strong, right? We're coming into a bit of a bubble with millennials that are going to want to buy a home and the housing stock is smaller. It's too small, right? Housing starts are too slow and it's old. So there's a lot of demand and work that needs to be done to satisfy the demand, which again is why I love our platform. It's a purchase driven platform, and that's the kind of market we're heading into.

Bram de Haas: Alright, OK. Yeah, I think there's been real fascinating and real educational for me. I think we should end it here, so thank you very much for coming on and explaining this, your story to me. If people want to find out more about Finance of America, where can they go to?

Patti Cook: Oh, actually that's a good question, so I don't know whether they go to our website and that is where they should go because as we become public, I have to see what's there now. But that's where we'll be publishing information, you know, earnings information, obviously. Investor decks. So I would say they go there.

Bram de Haas: Oh, right, because there's not yet investor relations?

Patti Cook: We have it, but it's really just kind of getting going.

Bram de Haas: Oh, OK, that's interesting.

Patti Cook: So you know what, I'm going to send you an email with a little bit more direction on the answer to that question.

Bram de Haas: OK, cool. And are you by any chance a Twitter user, like many CEOs are these days?

Patti Cook: I'm sorry. Say that again. Wait, I didn't hear the beginning of the question.

Bram de Haas: If you are a Twitter user, like many other CEOs these days.

Patti Cook: A what CEO?

Bram de Haas: Twitter, Twitter.

Patti Cook: Oh, a trader.

Bram de Haas: No, Twitter. A Twitter user like Elon Musk is on Twitter.

Patti Cook: Oh, oh, oh, no. No. I should be, but I’m not. I feel like I'm no, I’m not so you can't follow me there.

Bram de Haas: Oh that’s too bad. Next year I'll ask you again.

Patti Cook: OK, that's fair. Maybe I need to change. I'm showing my age.

Bram de Haas: No, or just, maybe like…

Patti Cook: It could be a forum. Well, you know this is all interesting for us too. Like going public and the market has changed in the way that you need to approach investors. So yeah, that's a good question and I’ll reflect on it, but I appreciate your having me today. It was a really good discussion. Thank you very much.

Bram de Haas: No, thank you for being on and thanks to all the listeners for checking in. So grateful for that. Please like, subscribe and share. This sounds like a really interesting company and I’ll be thinking about it. Bye bye and thank you all.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus was first mailed to Replay Acquisition’s shareholders on January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Each of Replay Acquisition, Finance of America and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay Acquisition, Finance of America and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America or New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.